Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2008		2007		2006		2005		2004
	(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$254,765		$249,925		$233,152		$117,365		$79,318
Other interest	44,858		16,115		4,493		27,031		5,239
Amortization of debt discount, premium and expense	4,421		5,710		4,115		3,935		3,713
Interest on lease agreements	29,524		37,448		12,738		20,781		21,638
Total Fixed Charges	333,568		309,198		254,498		169,112		109,908
Earnings before income taxes and undistributed income of equity method investees	771,239		681,169		747,950		647,308		314,714
Earnings available for fixed charges	$1,104,807		$990,367		$1,002,448		$816,420		$424,622
Ratio of earnings to fixed charges	3.31	x	3.20	x	3.94	x	4.83	x	3.86	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges, minority interests in income of consolidated subsidiaries, income taxes and distributed income of equity method investees, less capitalized interest and undistributed income of equity method investees. "Fixed charges" consists of interest expensed and capitalized, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.